Berkline/BenchCraft Holdings, Inc.
One Berkline Drive
Morristown, Tennessee 37813
(423) 585-1500
July 12, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Pamela A. Long

Re:                               Berkline/BenchCraft Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
(Registration No. 333-124001) Originally Filed April 11, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Berkline/BenchCraft Holdings, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”).

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”). The Registrant has determined that at this time it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed initial public offering has been discontinued.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use. The Company may in the future undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

Securities and Exchange Commission
July 12, 2006

Please do not hesitate to contact Gerald T. Nowak or Andrew J. Terry of Kirkland & Ellis LLP at (312) 861-2000 with any questions you may have.

Sincerely,

BERKLINE/BENCHCRAFT HOLDINGS, INC.

By:	/s/ C. William Wittenberg, Jr.
Name: C. William Wittenberg, Jr.
Title: President and Chief Executive Officer

cc:                                 Stephen L. Ritchie, Kirkland & Ellis LLP
R. Mason Bayler, Hunton & Williams LLP